                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          NEW WORLD POWER CORPORATION
               -------------------------------------------------
                                (NAME OF ISSUER)

                         Common Stock, par value $0-01
               -------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   649290301
               -------------------------------------------------
                                 (CUSIP NUMBER)

                       CHARLES ROSE, HAINSFORD GROUP LTD,
                       41 LEWISHAM PARK, LONDON, SE13 6QZ
               -------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               14 SEPTEMBER 1999
               -------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                         (Continued on following pages)
                              (Page 1 to 5 Pages)

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CUSIP NO. 000000 00 0                 130                      Page 2 of 5 Pages
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
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      1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
               ABOVE PERSONS
               HAINSFORD GROUP LTD
-------------  -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                    (a) [ ]
                    (b) [ ]
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      3        SEC USE ONLY

-------------  -----------------------------------------------------------------
      4        SOURCE OF FUNDS (See Instructions)
                    WC
-------------  -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)
                    [ ]
-------------  -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    STATE OF UNITED KINGDOM
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  NUMBER OF          7        SOLE VOTING POWER
   SHARES                          500,000
BENEFICIALLY   -------------  --------------------------------------------------
  OWNED BY           8        SHARED VOTING POWER
    EACH                           -0-
  REPORTING    -------------  --------------------------------------------------
 PERSON WITH         9        SOLE DISPOSITIVE POWER
                                   500,000
               -------------  --------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                   -0-
-------------  -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               500,000
-------------  -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
               SHARES
                    [ ]
-------------  -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               13-17%
-------------  -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                    CO
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
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                            STATEMENT ON SCHEDULE 13D
                           NEW WORLD POWER CORPORATION




ITEM 1.        SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value US$.01 per share (the "Common Stock") of New World Power Corporation (the "Issuer") whose principal executive offices are located at 740 St Maurice, Suite 604, Montreal, Canada H3C 1LD.


ITEM 2.        IDENTITY AND BACKGROUND

         This Statement on Schedule 13D (the "Statement") is filed with respect to an Event on 14th September, 1999, and is filed by Hainsford Group Limited.


         Hainsford Group Limited is incorporated under the laws of The United Kingdom. The principal business of Hainsford Group Limited is the development and supply of systems and services for the electronic monitoring of offenders. The address of its principal business and its principal office is:


                                      Holland Court
                                      The Close
                                      Norfolk NR1 4PY
                                      England


         The names, titles, citizenship and business addresses of the directors and executive officers of Hainsford Group Limited are set out below:


         Name & Position               Citizenship       Business Address
         ---------------               -----------       ----------------

         Charles Rose                  British           Holland Court
         Director                                        The Close
                                                         Norfolk NR1 4PY
                                                         England

         Duncan Fitzwilliams           British           7-9 St James's Street
         Director                                        London SW1A 1EE
                                                         England

         There are no other executive officers or directors of Hainsford Group Limited.


         During the last five years, neither Hainsford Group Limited nor any of its directors or officers has been convicted in any criminal proceeding. During the last five years, neither Hainsford Group Limited nor any of its directors or officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used by Hainsford Group Limited to purchase the 500,000 Common Stock and $360,574 Convertible Subordinated Notes Due 2000 plus accrued interest of $14,423 of the Issuer was $300,000. These shares of Common Stock were purchased using funds from working capital.

ITEM 4.        PURPOSE OF TRANSACTION

         Hainsford Group Limited acquired the securities of the Issuer for investment purposes. Such securities were not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

         During the 60 day period prior to 14th September, 1999, Hainsford Group Limited did not make any transactions in securities of the Issuer.


         Prior to 14th September, 1999, Hainsford Group Limited did not own any securities of the Issuer.

         On 14th September, 1999 the number of shares of Common Stock of the Issuer issued and outstanding was 3,797,912.


         On 14th September, 1999, Hainsford Group Limited owned 500,000 shares of Common Stock of the Issuer.

         On 14th September, 1999, Hainsford Group Limited:


         (i) had sole power to vote and sole power to dispose of 500,000 shares of Common Stock of the Issuer (13.17%).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable

         Not applicable


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable

         Not applicable


SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





         Dated: 29/11/99                          /s/ C. Rose
                --------                          -----------------------
                                                  Hainsford Group Limited